

August 4, 2020

Donald Wenner
President, DLP PNF Manager LLC
DLP Positive Note Fund LLC
605 Palencia Club Drive
St. Augustine, FL 32095

> **Re:  DLP Positive Note Fund LLC**
> **Amendment No. 4 to Form 1-A**
> **Filed July 29, 2020**
> **File No. 024-11180**

Dear Mr. Wenner:

We have reviewed your amended offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our June 2, 2020 letter.

Offering Statement on Form 1-A

Description of Securities Offered, page 37

1.  We note your response to prior comment 1; however, our comment relates to waiver of jury trial, not arbitration.  Therefore, we reissue the comment as it applies to waiver of jury trial set forth in section 6.02(b) of the Limited Liability Company Operating Agreement.  Disclose in the agreement and in the filing, if applicable:

    •  Whether this provision applies to federal securities law claims;
    •  Whether this provision applies to other applicable state or federal law claims;
    •  Whether secondary purchasers would be subject to this provision;
    •  If you plan to apply this provision to federal securities law claims, that investors

> cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder (see Section 14 of the Securities Act and Section 29(a) of the Exchange Act);
> - If applicable, risk factors relating to this provision; and
> - If applicable, uncertainty regarding whether courts would enforce this provision.
>
> If this provision does not apply to federal securities law claims, please revise your exhibit to clarify.

<u>Note Schedule, page 63</u>

2.  We note your response to prior comment 5 and your disclosure on page 8 that the interest rate for each maturity date and dollar amount combination shall be set by the Manager in a Note Schedule to be published periodically.  Please clarify in the filing (including the offering circular cover page) that such changes will only apply to new notes and that you will file a post qualification amendment in the event your manager determines to change the terms of the new notes.  As previously requested, please disclose in the filing the maturity date of the open redemption notes and the termination date of the offering.  See Rule 251(d)(3)(i)(F).

    You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.  Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Ira Levine, Esq.